April 26, 2017

Keith Gregory
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Post-Effective Amendment No. 30 to Registration Statement on Form N-1A Allianz Variable Insurance Products Fund of Funds Trust (the "Trust") File Nos. 333-119867 and 811-21624

Dear Mr. Gregory:

On April 3, 2017, you provided telephonic comments regarding the above-referenced post-effective amendment (the "Amendment") to the Trust's registration statement on Form N-1A. The primary purpose of the Amendment was to make material disclosure changes for four existing series ("Funds") of the Trust. This letter responds to your comments. Each comment is summarized below, followed by our response. The changes proposed to be made will be incorporated into an amended registration statement pursuant to rule 485(b).

PROSPECTUS

Comment 1:  You noted that any information omitted from the Amendment, as well as updates necessary to reflect year-end 2016 data, should be included in the subsequent amendment under rule 485(b).

Response:  Any such updates and/or additions will be included in the subsequent rule 485(b) filing.

Comment 2:  With respect to the fee table for AZL MVP BlackRock Global Strategy Plus Fund, you asked that we explain in this letter why the Other Expenses and Acquired Fund Fees and Expenses were restated.

Response:  We note that prior to October 14, 2016, the Fund was known as the AZL MVP BlackRock Global Allocation Fund and invested primarily in a single underlying mutual fund, the AZL BlackRock Global Allocation Fund. On October 14, 2016, the Fund began allocating its assets to two additional underlying index funds. Due to these changes, it was determined to be appropriate to restate Total Annual Fund Operating Expenses to accurately reflect the anticipated expenses of the new strategy.

Comment 3:  For AZL MVP BlackRock Global Strategy Plus Fund and AZL MVP T. Rowe Price Capital Appreciation Plus Fund, you noted that the name of the Fund includes the term "Plus," and you asked that we describe in the principal investment strategies of the Fund the meaning of the "Plus."

Response:  The requested changes will be made.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s) and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

19033-11

Comment 4:  For AZL MVP BlackRock Global Strategy Plus Fund, you asked that we describe in the principal investment strategies the Fund's strategy for buying and selling underlying funds.

Response:  The requested changes will be made.

Comment 5:  For all Funds with the MVP strategy, you asked that we explain the MVP risk management process in plain English. For example, how do futures protect the Fund from market volatility?  You asked that we briefly explain the concept of maintaining and annualized volatility level of 10%, as well as the specific types of market conditions when the MVP process may be employed.

Response:  The disclosure will be revised to improve the overall explanation of the MVP risk management process.

Comment 6:  For AZL MVP BlackRock Global Strategy Plus Fund, you noted that the name of the Fund includes the term "Global." You noted, as described in footnote 42 to the Rule 35d-1 implementing release, that the staff expects that a fund using the term "Global" in its name will invest its "assets in investments that are tied economically to a number of countries throughout the world."  You asked that we revise the disclosure to make clear how the Fund will invest significantly in multiple countries throughout the world.

Response:  We note that the AZL BlackRock Global Strategy Plus Fund is a fund of funds, which invests primarily in a combination of three underlying mutual funds. The Fund's prospectus discloses as part of its investment strategy that approximately 50% of the Fund's underlying funds allocation will be allocated to the AZL BlackRock Global Allocation Fund, approximately 20% will be allocated to the AZL MSCI Global Equity Index Fund, and approximately 30% will be allocated to the AZL Enhanced Bond Index Fund.  We note that two of the underlying funds are "Global"-named funds, and the third (AZL Enhanced Bond Index Fund) also has foreign asset exposure. In response to other comments, we will add additional information regarding the underlying funds' principal investments in the summary section and in More About the Funds. We believe that the revised disclosure appropriately describes how the Fund will invest its assets, and that the Fund's investments are tied economically to a number of countries through the world.

Comment 7:  For the AZL MVP BlackRock Global Strategy Plus Fund, you noted that the description of the AZL BlackRock Global Allocation Fund notes that the underlying fund may invest in REITs and real-estate related securities, but that REIT Risk is not identified as a principal risk. You note that if real estate investments are part of the principal strategy, there should be corresponding risk disclosure. You also noted that if such investments create exposure to subprime for the Fund, there should be disclosure in strategies and risk with respect to such subprime exposure.  You also noted that if real estate investments are not a principal investment strategy, the reference should be deleted.

Response:  We note that Real Estate Risk is a principal risk of the underlying fund.  However, we also note that the fund of funds is not expected to have material exposure to subprime and that any exposure of the fund of funds to subprime is not expected to be a principal risk.

Comment 8:  For all Funds, you asked that we consider revising the section regarding Principal Risks of the Fund in order to make the information easier to read, such as using the bullet point presentation utilized for the funds in the Allianz VIP Trust.

Response:  The requested changes will be made.

Comment 9:  For all Funds with the MVP strategy, you asked that we consider including Model or Data or Quantitative Strategy Risk as a principal risk of the funds.

Response:  Disclosure has been added in response to the comment.

Comment 10:  For the AZL MVP BlackRock Global Strategy Plus Fund, as a result of the Fund's investment in the AZL Enhanced Bond Index Fund, you asked that we include a principal risk disclosure for Enhanced Index Risk.

Response:  As discussed in the response to comments on the underlying AZL Enhanced Bond Index Fund, Enhanced Index Risk has not been added as a separate principal risk of the underlying fund, and, therefore, it would not be appropriate to add it here.

Comment 11:  For the AZL MVP BlackRock Global Strategy Plus Fund, you noted that the Fund discloses Mortgage-Related and Other Asset-Backed Risk as a principal risk. You asked that we explain in this response how much of the Fund's assets will be invested in mortgage-related and other asset-backed securities. We understand that if the Fund will invest more than 15% of its net assets in these types of securities, the staff will have additional comments regarding how the Fund's board determines that such investments are liquid.

Response:  We note that the Fund is a fund of funds which invests primarily in three underlying mutual funds and does not otherwise have direct exposure to mortgage-related and other asset-backed investments. We also note that the fund of fund's investments in the underlying funds are redeemable at net asset value.

Comment 12:  For the AZL MVP Pyramis Multi-Strategy Fund, you noted that the word "Underlying" appears to be missing from the middle of the third paragraph, and you noted that it may be helpful to define the terms "Fixed-Income Strategy" and "Equity Strategy" in the same third paragraph. You also asked that we make changes here to conform with any changes made to the prospectus for the underlying fund in response to comments. You also noted that conforming changes should be made under More About the Funds (p. 31).

Response:  The requested changes will be made.

Comment 13:  For the AZL MVP Moderate Index Strategy Fund, you asked that we make changes here to conform with any changes made to the prospectus for the AZL Moderate Index Strategy Fund in response to comments. This would include identifying the percentage of assets that the Fund intends to invest in each type of equity fund, describing briefly each underlying fund's principal strategy, including its 80% policy, and adding mid-cap risk, small-cap risk, enhanced bond risk, and emerging markets risk as principal risks of the Fund.

Response:  We will make changes to the disclosure for AZL MVP Moderate Index Strategy Fund to conform with changes made for AZL Moderate Index Strategy Fund in the VIP Trust.

Comment 14:  For the AZL MVP T. Rowe Price Capital Appreciation Plus Fund, you noted that any fund investing in foreign securities should clarify whether the securities are denominated in U.S. or non-U.S. dollars.

Response:  The requested changes will be made.

Comment 15:  For the AZL MVP T. Rowe Price Capital Appreciation Plus Fund, and elsewhere as applicable, you asked that we review and correct, if appropriate, the reference to "Standard & Poor's 500 Composite Stock Price Index."

Response:  The requested changes will be made.

Comment 16:  For the AZL MVP T. Rowe Price Capital Appreciation Plus Fund, you noted that the underlying AZL T. Rowe Price Capital Appreciation Fund invests in bank loans. To the extent that the fund of funds therefore will have significant exposure to bank loans, you asked that we address in Item 9 how the Fund intends to meet short-term liquidity needs in light of these investments. You also asked that we state in the principal risk disclosure that the lengthy settlement period for bank loans may cause the Fund to incur losses in order to redeem in a timely manner. You also asked that we disclose the risk that bank loans may not be securities and may not have the protections offered by the federal securities laws.

Response:  We note that the Fund is a fund of funds which invests primarily in three underlying mutual funds and does not otherwise have direct exposure to bank loans. We also note that the fund of fund's investments in the underlying funds are redeemable at net asset value.

Comment 17:  For the AZL MVP T. Rowe Price Capital Appreciation Plus Fund, and elsewhere as applicable, you asked that we consider changing the name of Security Quality Risk to High Yield Risk or Junk Bond Risk, by which it is more commonly known.

Response:  The requested changes will be made.

Comment 18:  Under More About the Funds – Overview, you asked that we delete "The Funds have the flexibility to make portfolio investments and engage in investment techniques that differ from the strategies discussed in this prospectus to the extent permitted by this prospectus, or the SAI." You noted that all of the funds' principal strategies and risk must be disclosed in the prospectus and all non-principal strategies and risks must be disclosed in the statement of additional information.

Response:  The requested changes will be made.

Comment 19:  Under More About the Funds, you asked that we consider rewriting the sections further describing the underlying funds in order to consolidate the descriptions of the various underlying funds. You also asked that we include for each underlying fund, if applicable, the fund's 80% policy. You also noted that the descriptions of certain underlying funds, which currently are repeated, are not consistent – such as for the AZL S&P 500 Index Fund.

Response:  The requested changes will be made.

Comment 20:  Under More About the Funds – The AZL MVP Funds (p. 36), you noted that there is a reference to "other, relatively more volatile asset classes," and you asked that we add a brief description of those classes.

Response:  After revisions in response to other comments relating to the MVP disclosure, the phrase "other, relatively more volatile asset classes" is no longer in the disclosure.

Comment 21:  Under More About the Funds – Investment Risks (p. 37), you asked that we retitle the section "Principal Investment Risks."

Response:  The requested changes will be made.

Comment 22:  Under More About the Funds – Investment Risks (p. 37), you noted that there is a reference in the first paragraph to "investment pools that invest in derivatives," and you asked that we clarify the use of such investment pools.

Response:  After review, we have determined that the phrase "investment pools that invest in derivatives" is no longer applicable and will be deleted.

Comment 23:  Under More About the Funds – Investment Risks (p. 37), you noted the following sentence in the last full paragraph, "However, any of the underlying funds may be exposed to any of the risks listed below if they invest in securities or other assets that entail a risk or multiple risks associated with that asset class." You noted that Item 9 should contain additional information about the principal risks of each fund of funds and about the principal risks of each underlying fund. You noted that the statement about other risks is unclear and indicates that any fund may be subject to any or all of the risk factors. You asked that we delete the sentence and that we review the fund summaries and disclose under More About the Funds – Investment Risks only the principal risks that apply to each fund of funds and to the underlying funds, as previously disclosed in Item 4.

Response:  We will delete the referenced sentence.

Comment 24:  Under Duties of the Manager (p. 52 ), with respect to the Manager of Managers order, you asked that we clarify whether the Manager of Managers exemptive order includes aggregate fee disclosure relief.

Response:  We can confirm that the Trust's Manager of Managers order does not include aggregate fee disclosure relief.

Comment 25:  You noted that the Funds must disclose recoupment arrangements in Item 10 and in the SAI. You also noted that recoupment must be made within three years of the initial waiver and not in the next three fiscal years following the fiscal year in which the waiver took place. You noted that if we disagree with this requirement, we are required to provide a FASB 5 analysis.

Response:  We will add disclosure with respect to recoupment arrangements. However, with respect to the recoupment period (3 years vs next 3 fiscal years), we respectfully submit that recoupment during the next 3 fiscal years following the year of waiver is appropriate. This is the repayment language specified in the Funds' Expense Limitation Agreement with the Manager. Moreover, we believe that such language is consistent with industry practice since reimbursed or waived expenses are not considered final until fiscal year end, rather than on the day they were actually reimbursed or waived. This is primarily because, during the fiscal year, estimated expenses are accrued daily and may fluctuate on a day to day basis.  Thus, amounts may be recaptured one day that were reimbursed or waived on an earlier day, only to have expenses exceed the expense cap on the following day thereby requiring another reimbursement or waiver.

We also submit that the conditions of ASC 450 - Contingencies (fka FASB 5) that would require the recording of a liability for the potential recapture of expenses waived or reimbursed have been not met.  ASC 450 states that, in order to accrue a loss contingency, two conditions must be met, (1) it must be probable that an asset has been impaired or a liability has been incurred and (2) the amount of loss can be reasonably estimated.  We do not believe that either condition has been met currently.  In order for the event to be probable and reasonably estimable, net assets for the Fund would have to increase and/or expenses would have to decrease, neither of which is known at the time.  The Fund's gross expense ratio is currently above the expense limitation amount.  The Registrant follows the practice of recording a liability when it believes that conditions described above have been met within the Fund.

Comment 26:  In the Statement of Additional Information, under Swap Agreements – Credit Default Swaps (pp. 26-27), you noted that the disclosure indicates that "obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Underlying Fund)." You noted that the staff's position does not permit offsetting positions as appropriate cover for credit default swaps. You noted that offsetting positions are only permitted for transactions as described in the Dreyfus no-action letter, dated June 22, 1987. You asked that we revise the disclosure accordingly and make conforming changes to the VIP Trust statement of additional information.

Response:  We note, initially, that the Funds described in the prospectus included in the Amendment are funds of funds and are not parties to any swaps agreements, although certain underlying funds may be. We are aware of and have reviewed the letter to Dreyfus Strategic Investing and Dreyfus Strategic Income, dated June 22, 1987, as well as subsequent SEC and SEC staff guidance, and we believe that the Funds are in compliance with applicable regulatory requirements. We further acknowledge the SEC has issued a release (Release No. IC-31933) proposing to update the requirements for the use of derivatives by mutual funds, and will conform its asset segregation policies in the future as necessary to comply with any changes published by the SEC or the Staff regarding asset segregation requirements.

Comment 27:  In the Statement of Additional Information, under Swap Agreements – Total Return Swaps (p. 28), you noted that the disclosure indicates that "The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each total return swap will be accrued on a daily basis, and an amount of liquid assets having an aggregate net asset value at least equal to the accrued excess will be segregated by the Fund." You noted that under the staff's positions, a total return swap is a senior security for purposes of section 18 of the Investment Company Act. For section 18 purposes, when a fund engages in a total return swap, the fund will need to set aside an appropriate amount of liquid assets. You referred to Release No. 10666, April 18, 1979, and to an Investment Management Division bibliography memo regarding staff positions on senior securities, available on the sec.gov website. In addition, you asked that we note that the Commission has issued a release proposing to update the requirements for the use of derivative by mutual funds for purposes of section 18 (Rel. No. 31933) and that Commission action may change the requirements for derivatives use.

Response:  We note, initially, that the Funds described in the prospectus included in the Amendment are funds of funds and are not parties to any swaps agreements, although certain underlying funds may be. We acknowledge that we are aware of and have reviewed the 1979 concept release (IC-10666), as well as subsequent SEC and SEC staff interpretive guidance. We believe that the Funds are in compliance with applicable regulatory requirements and SEC and SEC staff interpretive guidance. We further acknowledge the SEC has issued a release (Release No. IC-31933) proposing to update the requirements for the use of derivatives by mutual funds, and will conform its asset segregation policies in the future as necessary to comply with any changes published by the SEC or the Staff regarding asset segregation requirements.

Comment 28:  In the Statement of Additional Information, under Investment Restrictions, no. 4(a), you asked that we add the following language between "political subdivisions," and "and repurchase agreements":  "excluding private activity municipal private debt securities, which are principally backed by the assets and revenues of the non-governmental user of the funds generated by the securities issuance,". In a subsequent telephone conversation, you referred to the Pilgrim Prime Rate Trust No-Action Letter, dated June 29, 1989, and to Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Release No. 9785, dated May 31, 1977.

Response:  We note that the referenced restriction, number 4(a), is a fundamental investment restriction which cannot be changed without shareholder approval. Therefore, we do not believe that we are permitted at this time to add the language requested. At the same time, we also note that the Funds' current industry concentration testing does attempt to identify and exclude government securities principally backed by entities which are not government entities. Consequently, we believe that the current industry concentration policy is consistent with applicable SEC and Staff interpretations.

Comment 29:  In the Statement of Additional Information, under Investment Restrictions – Non-Fundamental Restrictions, you noted that a fund and its adviser may not ignore the underlying investments of affiliated and unaffiliated underlying investment companies when determining whether a fund is in compliance with its concentration policies. You asked that we add disclosure to clarify that each fund will consider the underlying investments of its underlying investment companies when determining the fund's compliance with its concentration policies.

Response:  We can confirm that, when determining compliance with a Fund's concentration policies, the Fund will consider the underlying investments of any underlying investment companies, to the extent that such information is available.

Comment 30:  In the Statement of Additional Information, under Investment Restrictions, you noted that that the disclosure states that "For purposes of the above investment limitations and the non-fundamental limitation No. 5 below, the Funds treat all supranational organizations as a single industry and each foreign government (and all of its agencies) as a separate industry." You asked that we identify the basis for this position.

Response:  We believe that the Trust's concentration policy regarding foreign governments and supranational organizations is reasonable and consistent with historical SEC and Staff guidance and industry practice.  As the Staff is aware, the Staff historically has permitted registrants to define their own industry classifications so long as the classifications are reasonable and are not so broad that the primary economic characteristics of the companies in a single class are materially different.  See, Registration Form Used by Open-End Management Investment Companies; Guidelines, Release No. 33-6479 (August 12, 1983).  Although the guidelines were rescinded in 1998, Guide 19 continues to be instructive in establishing concentration policies.  We also note that certain Staff members have periodically stated in comment letters that debt of a foreign government should be considered as investments in a single industry for concentration purposes (see, e.g., Staff December 21, 2010 comment letter to WisdomTree Trust, Post-Effective Amendment No. 37 (File No. 333-132380, and Staff December 19, 2016 comment letter to The Dreyfus Socially Responsible Growth Fund, Inc. (File No. 811-07044).)  We also note that many other registered investment companies disclose concentration policies similar to the Funds' with respect to foreign governments and supranational organizations.  We are not aware of any formal Staff position or regulatory requirement that is inconsistent with the Funds' concentration policies regarding foreign governments and supranational organizations.  Accordingly, we believe that the Funds' policy on investment concentration is reasonable and appropriate.

On April 24, 2017, you provided the following additional telephonic comments regarding the Amendment:

Comment 1:  You reiterated the comments made in Comment 16, above, regarding bank loan risk, which is a principal risk of one of the Fund's underlying funds.

Response:  While bank loans are considered to be part of the principal investment strategies and a principal risk of the underlying AZL T. Rowe Price Capital Appreciation Fund, bank loans are not part of the principal investment strategies or a principal risk of the other two underlying funds in which the fund of funds invests. Based on the fund of funds' aggregate exposure to bank loans, bank loans are not considered to be a principal investment strategy or a principal risk of the fund of funds itself.  Accordingly, we have not added any principal risk disclosure regarding bank loans.

We also note that in order to meet short-term liquidity needs, the manager of the fund of funds has the option of redeeming shares of any of the underlying funds (including any that do not invest in bank loans).  Further, each of the underlying funds is required to satisfy applicable liquidity requirements.

In view of this information, we believe that the existing disclosure, which includes disclosure regarding bank loans in the prospectus and the SAI, meets applicable disclosure standards.

Comment 2:  Referencing Comment 28, above, you stated that the staff believes that the current disclosure language does not adequately address the Pilgrim Prime Rate Trust No-Action Letter, dated June 29, 1989, or Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Release No. 9785, dated May 31, 1977. You stated that the staff believes that including brief narrative disclosure in non-fundamental policies regarding the Funds' industry concentration testing practices, described in response to Comment 28, above, would be appropriate.

Response:  We will add in the SAI under Investment Restrictions disclosure to the effect that, as a non-fundamental policy, for purposes of the Funds' industry concentration policies, government obligations will not include private activity municipal private debt securities principally backed by the assets and revenues of the non-governmental user of the funds generated by the securities issuance.

We appreciate the SEC staff's review of the Amendment. If you have any additional comments or questions, please let me know.

Sincerely,

/s/ Erik Nelson

Erik Nelson
 Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com